ZODIAC EXPLORATION INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of the performance, financial condition and future prospects of Zodiac Exploration Inc. (“Zodiac” or “the Company”). This document should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended December 31, 2013, including the notes thereon, as well as with the audited annual consolidated financial statements of the Company for the year ended September 30, 2013, and notes thereto. With its head office based in Calgary, Alberta, Canada, Zodiac is primarily engaged in the exploration for, and development of, oil and gas interests in Alberta, Canada and California and Montana, USA. Common shares of the Company are listed on the TSX-Venture under the symbol “ZEX”.

The financial information in this MD&A is derived from the Company’s unaudited interim consolidated financial statements. All amounts are expressed in Canadian $000’s unless otherwise indicated, except for per share amounts and are prepared in accordance with US generally accepted accounting principles (“US GAAP”).

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com, EDGAR http://www.sec.gov/edgar, and at http://www.zodiacexploration.ca

Forward Looking Statements

Certain information contained herein may constitute forward-looking statements under applicable securities laws. Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans; and execution of the Company’s plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources.

Non GAAP Measures

Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities Commissions in certain Provinces of Canada and the Securities and Exchange Commission.

This MD&A contains terms commonly used in the oil and natural gas industry, such as funds used in operations. Management believes that funds used in operations is a useful financial measurement which assists in demonstrating operational efficiency. This term is not defined by U.S. GAAP (the applicable accounting standard for the Company) and therefore may not be comparable to similar measures presented by other companies. This term should not be considered an alternative to, or more meaningful than, cash flow used in operating activities. Funds used in operations is calculated by taking net income or loss and adding back non-cash items before net changes in non-cash working capital.

Highlights

During the three months ended December 31, 2013, Zodiac:

•	Completed the acquisition of Muskwa Resources Ltd. (“Muskwa”), a private oil and gas company with properties in the Duvernay and Nordegg plays in Alberta and in a Grey Bull channel play in Montana.
•	Continued its formal process in California aimed at seeking out partners to jointly develop Zodiac’s extensive inventory of land or monetization of the properties.
•	Commenced a 9 square mile 3D seismic survey in Montana.

•  Ended the quarter with $9,398 in cash and $8,146 in working capital.

Operations

Montana

During the quarter Zodiac commenced a 9 sq mile 3D seismic survey on its Grey Bull Channel play in, Montana. The acquisition of seismic data was completed on January 21, 2014 and the data is now being processed and will be interpreted to select drilling locations as required under the terms of the farm in agreement.

Aera Energy LLC Farm out Agreement - California

Subsequent to quarter end, the Company was advised by Aera that it was terminating the farmout agreement between Zodiac and Aera following the drilling of the first vertical well (Mortgage 881D-15) and after a lengthy evaluation period. As required under the terms of the agreement Aera has paid Zodiac US$3.0 million in liquidated damages.

Although the Company is disappointed that Aera is not proceeding with the drilling commitments of the agreement it believes that the results obtained from the well continue to support its technical interpretation and the resource potential on the targeted formations.

In the Mortgage 881D-15 well, numerous oil shows were observed in the core, in the silty and sandy intervals of the upper and lower Vaqueros formation as well as within the Salt Creek shale, the Tumey shale and the Kreyenhagen silty shales, consistent with what was observed in the two wells drilled previously by Zodiac to the west of the Mortgage 881D-15 well ( the 4-9 and 1-10 wells). The oil shows were described as being high gravity oil occurring on freshly broken surfaces or associated with natural fracturing. With the location of the Mortgage 881D-15 well at the eastern limits of the Zodiac lands, this positive data confirms the Tumey-Kreyenhagen formations continue to be highly prospective in a down-dip position over much of the Zodiac lands.

Impairment

Following the termination of the farm out agreement with Aera, Management conducted an evaluation of the fair value of its lands in California and concluded that impairment had likely occurred. Management took into consideration the impact of the termination of the Aera Farm out and recent land sales in the immediate area around Zodiac’s properties in arriving at fair value. As a result, the Company recorded an impairment charge of $20,988.

SELECTED QUARTERLY FINANCIAL INFORMATION

At December 31, 2013, the Company has not yet achieved profitable operations, has accumulated a deficit of $73,185 (September 30, 2013 - $50,523) since inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at December 31, 2013, the Company’s cash balance was $9,398 (September 30, 2013 - $13,923).

To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standard’s Codification (“ASC”) 915.

SELECTED QUARTERLY FINANCIAL HIGHLIGHTS

	For the three months ended ($’000)
	December 31, 2013 $	September 30, 2013 $	June 30, 2013 $	March 31, 2013 $	December 31, 2012 $	September 30, 2012 $	June 30, 2012 $	March 31, 2012 $
Total assets	54,554	71,726	73,156	73,999	75,589	76,180	77,506	104,459
Cash flow used in operating activities	981	1,620	873	1,526	330	4,032	1,153	784
Capital expenditures	8,561	885	625	568	404	(899)	1,980	4,604
Interest income	32	72	25	35	37	36	66	51
General and administrative expenses	1,426	719	1,153	1,242	1,279	603	1,051	937
Foreign exchange loss/(gain)	4	14	(62)	(71)	(55)	(34)	(67)	139
Stock based compensation	264	95	69	(192)	264	92	(16)	236
Impairment of oil and gas properties	20,988	171	-	-	-	-	23,162	-
Depreciation and accretion	12	7	10	11	11	144	36	154
Net loss	22,662	948	1,145	955	1,462	550	24,319	1,415
Per share (basic and diluted)	(0.06)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.07)	(0.00)

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period. Compared to the three months ended December 31, 2012, interest income was down $5 principally due to lower cash balances but partly offset by higher returns for funds on deposit which increased approximately 0.5% to 1.5%.

Total assets at December 31, 2013 were $54,554 (September 30, 2013 - $71,726, September 30, 2012 - $76,180). The decrease in assets during the three months ended December 31 ,2013 was primarily the result of the recognition of an impairment ($20,988) on the Company’s Californian assets following a reevaluation of fair value of Zodiac’s lands resulting from the recent termination of the Farm out Agreement with Aera Energy LLC. The impairment of the Californian assets was partly offset by the acquisition of Muskwa which resulted in an addition of $7,083 in net assets. Zodiac’s assets are comprised mainly of cash of $9,398 and property, plant and equipment of $44,202.

During the three months ended December 31, 2013, funds used in operating activities was $981 compared with $330 for the same period ending December 31, 2012. This increase in 2013 was mainly the result of increased G&A expense of $1,428 compared with $1,279 for the same period last year. (NTD: $446 classified as deposit on Montana Ops)

The increase in G&A was mainly the result of fees associated with the acquisition of Muskwa that included legal fees of $150 and fees associated with the fairness opinion of $250. In addition, the Company recognized $200 in severance costs for the outgoing President and CEO, who left the Company on January 15, 2014. These increased expenditures were partly offset by lower payroll costs due to recording of severances in 2012 following the departure of the CEO and COO.

The net loss for the three months ended December 31, 2013 was $22,662 or $(0.06) per share, compared to a loss of $1,462 or $(0.00) per share for the three months ended December 31, 2012. The net loss incurred in 2013 was the result of the impairment recognized on the Californian assets of $20,988 and continued G&A expenses for the Calgary and Bakersfield, CA offices.

Stock based compensation of $264 was in line with the same period in 2012 while increasing $169 over the three months ended September 30, 2013 due to the grant of 15,348,600 options during the quarter.

Zodiac uses the Canadian dollar as its functional and reporting currency. The Company’s US operations are considered integrated. Accordingly, the Company uses the temporal method of accounting for the foreign currency transactions of its US subsidiaries.

CAPITAL EXPENDITURES

The Company’s intention is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data, and the drilling, completion and tie-in of oil and gas wells through existing cash resources, equity issues, operating cash flow and eventually borrowing base loans. A summary of the Company’s Property, Plant and Equipment additions to date are summarized below:

($’000)	December 31, 2013 $	September 30, 2013 $	September 30, 2012 $
Beginning balance	56,636	54,465	64,477
Land and lease rentals additions	7,917	2,409	3,830
Geology and seismic additions	637	32	73
Drilling and completions additions	-	46	9,425
Asset retirement obligation additions	-	(25)	(177)
Other fixed assets additions/(disposals)	22	(24)	24
Impairment expense	(20,988)	(264)	(23,162)
Accumulated depreciation removed on disposal of fixed assets	-	11	-
Depreciation and accretion	(22)	(14)	(28)
Total	44,202	56,636	54,465

Capital expenditures during the three months ended December 31, 2013 included the acquisition of Muskwa, a private oil & gas company with properties in Alberta and Montana, USA. The recognized identifiable assets and liabilities assumed were based on best estimates by Zodiac’s management.  The accounting for the business combination remains subject to further refinement as additional cost estimates and tax balances are finalized. The transaction costs related to the acquisition amounted to $400 and were expensed in the statement of income (loss) and comprehensive income (loss) and included legal fees and costs associated with a fairness opinion obtained by the special committee on behalf of shareholders.

The net assets acquired totaled $7,316 and the breakdown is as follows:

Assets Acquired	$’000
Current assets (excluding deposits)	79
Deposits	943
Land additions	6,805
Geology & seismic additions	140
Other fixed assets	22
Accounts payable	(145)
Convertible debenture	(528)
Net assets acquired	7,316

Consideration
Shares issued (72,422,151 at $0.055)	3,983
Loan provided by Zodiac prior to acquisition	3,100
Fair value of dilutive instruments assumed	233
Total purchase price	7,316

The consideration paid for the acquisition of Muskwa included common shares of Zodiac along with a loan of $3,100 made to Muskwa prior to the closing of the acquisition and the fair value of dilutive instruments assumed. The value of the common shares was determined based on the trading value of Zodiac’s common shares on the date of the acquisition. The purpose of the acquisition was to provide Zodiac with diversification to its Californian assets through access to the conventional and unconventional assets of Muskwa. Muskwa was amalgamated with Zodiac Exploration Corp. following completion of the acquisition and the transaction was accounted for as a business combination.

In conjunction with the acquisition of Muskwa, Zodiac offered employment to three former employees of Muskwa in the positions of Chief Operating Officer; Vice President, Business Development and Exploration Manager for Zodiac. Under terms of the acquisition, Zodiac assumed from Muskwa 5,704,000 stock options; 2,704,000 performance warrants and 30,595,749 purchase warrants under the same terms and conditions as issued by Muskwa.

During the quarter, the Company recognized impairment on its oil and gas properties in California totaling $20,988. The impairment arose following reevaluation of the fair value of the properties as a result of the decision by Aera Energy LLC to terminate the Farmout agreement entered into on October 1, 2012. Previously, the value of the Californian properties was supported by the monetary commitment undertaken by Aera in respect of the properties. With the decision by Aera, management undertook a reevaluation of those properties and concluded that impairment had likely occurred, despite the fact that a.) the Company is currently in discussions with third parties on acquiring or joint venturing on the lands and b.) the 4-9 well remains suspended and unproven.

LIQUIDITY & CAPITAL RESOURCES

As of December 31, 2013 the Company had positive working capital of $8,146 (September 30, 2013 - $13,914) and a cash balance of $9,398 (September 30, 2013 - $13,923). The reduction in working capital was primarily the result of expenditures associated with the acquisition of Muskwa, including a loan to Muskwa totaling $3,100 to enable Muskwa to satisfy certain obligations. The loan was treated as part of the consideration paid for Muskwa. Furthermore, working capital included $528 relating to a convertible debenture that was repayable on February 5, 2014. In addition to these items, working capital was further reduced through expenditures on general and administrative costs and on the company’s land rental obligations. Zodiac’s revenue is incidental to its operations and is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments. Zodiac’s short-term investments are held with a major Canadian financial institution. Zodiac has no outstanding bank debt or other interest-bearing indebtedness as at December 31, 2013.

In view of current financial market conditions and management’s need to preserve cash the Company initiated a joint-venture campaign on its lands in California in 2013. On June 17, 2013 the Company entered into an engagement agreement with Meagher Energy Advisors and Western Energy Production to further its strategy of monetizing its Californian asset base through joint ventures, farm outs and dispositions, which if successful, would be expected to further reduce the demands on the Company’s capital resources. Zodiac is in discussions with a number of major oil and gas companies as part of this process, however there is no guarantee that an agreement will be reached with any of the parties.

Subsequent to quarter end, Zodiac was advised by Aera Energy LLC that it was terminating the farm out agreement entered into on October 1, 2012. Under terms of the farm out agreement, Aera was required to pay US$3.0 million which has been received. Adjusting for receipt of these funds, Zodiac’s working capital at December 31, 2013 would have been approximately $11.4 million.

With adjusted working capital of approximately $11.4 million, Zodiac has sufficient capital resources to meet its obligations for the next twelve months, including repayment of the convertible debenture ($528), drilling obligations on its Montana farm in which could be up to $1.2 million to drill, complete and equip two wells and to satisfy drilling obligations on its Alberta properties.

During the three months ended December 31, 2013, the Company approved the issuance of 15,348,600 stock options to Directors, officers and employees of the Company.

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual, average, basic rent obligation is $110 payable in monthly installments of $9. In addition to the basic rent, additional costs are payable monthly, and includes the Company’s proportionate share of all building operating costs and taxes of approximately $9,000 per month. As of August 1, 2013, a portion of the space was subleased to a third party reducing the annual average basic rent obligation to $28, payable in monthly installments of $2 for the remaining term and approximately $2 per month for the Company’s share of building operating costs and taxes. The Company is currently seeking to sublet the remainder of this space.

The Company holds a second operating lease agreement for office space in Calgary, Alberta commencing on November 1, 2013 and ending on October 31, 2016. The annual average basic rent obligation is $132, payable in monthly installments of $11. In addition to the basic rent, additional rent is payable monthly, and includes the Company’s proportionate share of all operating costs and taxes.

The Company holds a five-year lease for its office space in Bakersfield, California commencing July 1, 2012. The annual, average, basic rent obligation will be US$77 per annum, payable in average monthly installments of US$6. In addition, to the basic rent, additional costs are payable monthly, and includes the Company’s proportionate share of all building operating costs and taxes of approximately $1 per month. The Company is currently seeking to sublease part of these premises to further reduce rent and operating costs.

Zodiac assesses its financing requirements and its ability to access equity or debt markets on an ongoing basis. This assessment considers: the stage and success of the Company’s evaluation activities to date; the continued participation of the Company’s partners in evaluation activities; and financial market conditions.

Zodiac intends to continue to maintain financial flexibility and monitor its financing requirements along with its ability to access the equity markets. It is possible that future economic events and global conditions may result in further volatility in the financial markets, which could negatively impact Zodiac’s ability to access equity or debt markets in the future. Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Zodiac’s financial condition, results of operations and prospects. Further discussion of these risks may be found in the “Business Risks and Uncertainties” section of this MD&A.

SUBSEQUENT EVENTS

Aera Energy LLC Farm out Agreement

On October 1, 2012, Zodiac entered into a Farm out Agreement Aera Energy LLC ("Aera"), a private oil and gas company, whereby Aera had agreed to drill two vertical and two horizontal wells to earn a 50 % interest in up to 19,800 acres of land in Kings county, California. Subsequent to drilling the first vertical well and after a lengthy evaluation period, Aera elect not to continue with the terms of the Agreement and paid Zodiac US$3.0 million in liquidated damages.

Convertible debenture

On February 5, 2014, the Company redeemed the convertible debentures, including interest that was included in the acquisition of Muskwa resources Ltd. (Refer Note 5 - Business Combination).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the Unites States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, related disclosure of contingent assets and liabilities and oil and gas properties. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. Below, we have provided expanded discussion of our more significant accounting policies, estimates and judgments for our financial statements. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Costs capitalized are to be depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred. Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling and exploration activities. The Company’s decision to withhold costs from amortization and the timing of the transfer of those costs into the depreciating asset base involve significant judgment and may be subject to changes over time based on several factors, including drilling plans, availability of capital, project economics and results of drilling on adjacent acreage. During the period there has been nil production, and a depletion expense was not recognized as all the properties are unproved..

Costs capitalized are periodically assessed for impairment after considering geological data and other information. A loss is recognized at the time of impairment by providing an impairment allowance.

As at December 31, 2013, the Company had oil and gas properties with a net book value of $44,162 (September 30, 2013, - $56,636) included in Property, Plant and Equipment on the balance sheet.

Future Development and Abandonment Costs

The Company recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing. The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense. Asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the period of settlement. Holding all other factors constant, if our estimate of future abandonment and development costs is revised upward, earnings would decrease due to higher depletion, depreciation & accretion expense. Conversely, should these estimates be revised downwards, earnings would increase.

The Company develops estimates of these costs on a location by location basis, and as these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development and future abandonment costs on an annual basis.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party and is recognized based on volumes delivered to customers at contractual delivery points and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

As at December 31, 2013, the Company has not recognized revenue from the sale of petroleum and natural gas as production has not yet occurred, other than incidental production from testing net against capital costs.

Stock-based Compensation

The Company records compensation expense in the consolidated financial statements for stock options granted to employees, consultants and directors using the fair value method. Fair values are determined using the Black-Scholes option pricing model, which is sensitive to the estimate of stock price volatility and the options’ expected life.

Financial Instruments

The fair values of financial instruments, which include cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company successfully completed efforts to raise additional equity capital in conjunction with the plan to combine with Peninsula (note 4). Post RTO, U.S. based investors form a substantial minority of the Company’s shareholder base. Should trading of the Company’s shares shift the balance to majority ownership by U.S. investors, it was anticipated, given the Company’s focus on the properties located in California, that the Company will eventually become a Domestic Issuer from a Securities Exchange Commission ("SEC") perspective. As a result, the Company would then be obligated to prepare and file U.S. GAAP based financial statements and regulatory filings to comply with U.S. regulations and the Company could avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S. Alternatively, should shareholdings shift towards a greater allocation to Canadian and international investors or stay static, International Financial Reporting Standards (“IFRS”) would have needed to be adopted for the fiscal year beginning October 1, 2011. In order to eliminate the uncertainty regarding an inevitable accounting conversion, to either IFRS or U.S. GAAP, the Company filed a form 40 F registration statement with the SEC during the quarter ended June 30, 2011. The Company intends to continue to avail itself of the option to use its U.S. GAAP statements for all financial disclosure requirements both in Canada and the U.S. which it began doing for fiscal 2011.

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company. Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flows.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

OUTSTANDING SHARE DATA

Authorized capital:

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

Issued and outstanding:

-	432,057,559 common shares as at December 31, 2013.

Warrants outstanding:

-	55,041,455 with an average exercise price of $0.390 and expiries ranging from September 21, 2014 to February 15, 2016.

RELATED PARTIES

During the three months ended December 31, 2013, legal fees of $166 were charged by a law firm in which the corporate secretary of the Company is a partner of, and were expensed as general and administrative expenses (three months ended December 31, 2012 - $90).

At December 31, 2013, the Company owed the law firm $171 in accounts payable.

BUSINESS RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties, including, but not limited to, those listed below:

Oil and Gas Exploration and Development

The oil and gas industry is extremely competitive in all aspects including the acquisition of oil and gas interests, the marketing of oil and natural gas, and acquiring or gaining access to necessary drilling equipment, services and supplies. Zodiac competes with numerous other companies in the search for and acquisition of prospective oil and gas plays.

Zodiac is subject to all risks and hazards inherent in the business involved in the exploration for, and the acquisition, development, production and marketing of oil and natural gas. Many of these inherent risks cannot be compensated for, even with the combination of experience, knowledge and careful planning of an experienced technical team. The risks and hazards typically associated with oil and gas operations include equipment failure, fire, explosion, blowouts, sour gas releases, pipeline ruptures and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property, the environment or personal injury.

Capital Requirements

To finance future operations, Zodiac may require financing from external sources including, but not limited to, issuance of common or preferred shares, issuance of debt or implementation of working interest farm-out agreements. There can be no assurance that such financing will be offered on acceptable terms or that it will be available at all to the Company. If additional financing is raised through the issuance of equity or convertible debt securities, control of the Company may change and the interests of shareholders in the net assets of Zodiac may be diluted. If unable to secure financing on acceptable terms, Zodiac may have to cancel or postpone certain of its planned exploration and development activities which may ultimately lead to Zodiac’s inability to fulfill the minimum work obligations under various farm-in agreements and potentially to the forfeiture of existing land holdings. Availability of capital will also directly impact the Company’s ability to take advantage of additional farm-in and acquisition opportunities.

Operations

Zodiac’s largest land position relates to the oil and gas projects located in Kings County, California, USA, which is currently its primary focus. Uncertainties include, but are not limited to: a change in the general regulatory environment; a change in environmental protection policies; or a change in taxation policies. These uncertainties, all of which are beyond the Company’s control, could have a material adverse effect on Zodiac’s business, prospects and results of operations. Zodiac will require licenses or permits from various governmental authorities to carry out future exploration, development and production activities. There can be no assurance that Zodiac will be able to obtain all necessary licenses and permits when required.

Uncertainty of Title

Although Zodiac conducts a thorough title review prior to acquiring additional acreage in its areas of interest, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise that may call into question Zodiac’s interest in its land holdings. Any uncertainty with respect to one or more of Zodiac’s leasehold interests could have a material adverse effect on the Company’s business, prospects and results of operations.

Foreign Operations

Zodiac operates in the United States and consequently, if legal disputes arise related to oil and gas leases acquired by Zodiac, these disputes would likely be subject to the jurisdiction of courts other than those of Canada.

Operational Uncertainties

In carrying out its planned exploration program, Zodiac is subject to various risks including, but not limited to: the availability of equipment, manpower and supplies; the effects of weather on drilling and production; and operating in an environmentally responsible fashion.

The Company mitigates these business risks by: working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures; restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter; drilling wells in areas with multiple high deliverability zone potential; striving to maintain cost-effective operations; using current technology to maximize production and recoveries and reduce operating costs and environmental impacts; and maintaining memberships in industry organizations.

Dependence on Management

The Company strongly depends on the technical and business expertise of its management team and there is little possibility that this dependence will decrease in the near term. The unexpected loss of any member of the management team may have a material adverse impact on the operations of the Company.

DATE

This MD&A is dated February 25, 2014